Exhibit 99.4

CERTIFICATION

I, Dr. Avtar Dhillon, certify that:

1       I have reviewed this annual report on Form 40-F/A of Emerald Health Therapeutic, Inc.;

2.       Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.       Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

May 2, 2019	By:	/s/ Dr. Avtar Dhillon
Dr. Avtar Dhillon
Executive Chairman, President
(Principal Executive Officer)